[Letterhead of Sullivan & Cromwell LLP]

July 6, 2015

Via EDGAR

Mr. Ethan Horowitz,

Branch Chief - Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Ecopetrol S.A.

Form 20-F for the Fiscal Year ended December 31, 2014

Filed April 28, 2015

File No. 001-34175

Dear Mr. Horowitz:

Ecopetrol S.A. (the “Company”) has received a comment letter dated June 22, 2015 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2014. As discussed with Ms. Sandy Eisen by telephone earlier today, we hereby advise the Staff that the Company intends to submit a response to the Staff’s letter by July 21, 2015.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (202) 956-7510.

Yours truly,

/s/ Robert S. Risoleo

Robert S. Risoleo

cc:	Magda Manosalva Maria Catalina Escobar Hoyos Jose Evaristo Barros Serrano Lina Maria Contreras Mora (Ecopetrol S.A.)

Jared P. Roscoe Jairo C. Lamatina (Sullivan & Cromwell LLP)